

October 14, 2009

Mr. Scott Beaudette
President and Chief Executive Officer
Sunpeaks Ventures, Inc.
#106, 505 19 Ave SW
Calgary, Alberta, T2S 0E4

      Re: Sunpeaks Ventures, Inc.
             Registration Statement on Form S-1
             Filed September 18, 2009
             File No. 333-161985

Dear Mr. Beaudette:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   Please revise your registration statement to include a determination of offering price section in which you describe the various factors considered in determining such offering price. See Item 505 of Regulation S-K.

3.   Include disclosure required pursuant to Item 102 of Regulation S-K regarding the description of your materially important properties in a section entitled description of property. In this regard, we note several places where you discuss your "property." For example:

- you state that you incurred $9,157 in professional fees "related to our incorporation and purchase of our oil and gas properties" (page 21);
- "[w]e also focus on reducing the operating costs associated with our properties" (page 22);
- "[w]e will evaluate our property base to identify opportunities to divest non-core, higher cost or less productive properties with limited development potential" (page 22); and
- "[o]ur strategy includes a significant focus on increasing our holdings in fields and basins in which we already own an interest" (page 22).

In each of these instances, clarify what "property" you own or have an interest in.

4.   We note your disclosure throughout the registration statement that your stated business involves the exploration, development, and production of crude oil and natural gas. The terms development and production have very specific meanings within Industry Guide 2 (see http://www.sec.gov/about/forms/industryguides.pdf). Since you do not disclose any reserves as defined by Guide 2, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore, exploration, or exploration stage.

5.   We note that a number of sections are duplicative, for example, the sections Changes in and Disagreements with Accountants and Liquidity and Capital Resources. Please remove the duplicative sections.

Calculation of Registration Fee

6.   We note that the registration fee table indicates that you are registering 1,550,000 shares for sale by existing shareholders, but that the selling shareholder table indicates that the existing shareholders will sell up to 1,700,000 shares. Please revise registration fee table, pay the correct fee to the Commission, and change disclosure throughout the filing to accurately reflect the actual number of shares held by existing shareholders that are being registered.

Outside Front Cover Page

7. Please include disclosure on the cover page of the net proceeds you will receive from the offer. See Item 501(b)(3) of Regulation S-K. In addition, it appears that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. Please advise us as to how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

8. We note you intend on conducting a best efforts direct participation offering. We further note the statement on page 16 that all checks for subscriptions must be made payable to Sunpeaks Ventures, Inc. On the cover page, please provide the date the offering will end, emphasize and clarify that it is an "all or nothing" offering, and describe any arrangements to place the funds in an escrow, trust, or similar account. See Item 501(b)(8)(iii) of Regulation S-K. If you have not made any of these arrangements, state this fact and describe the effect on investors, including applicable risk factor disclosure. In addition, since it appears that you will not be depositing the subscription funds into a segregated account, which may allow creditors to attach or otherwise assert rights with respect to the subscriptions, please tell us how you intend to comply with Rule 15c2-4. For example, discuss the risks to investors associated with the lack of an escrow agent, such as uncertainty as whether the company will be able to refund the proceeds if you do not sell the entire 700,000 shares.

9. We note your statement regarding the duration of your proposed offering, and that "[i]n the event that 700,000 shares are not sold within 180 days from the effective date of this prospectus, at our sole discretion, we may extend the offering for an additional 90 days." It is our view that an extension of the offering period would constitute a different transaction. As a practical matter, you may commence the new offering by means of a post-effective amendment to your registration statement rather than filing a new registration statement. Please note that such an amendment would require a complete update of the information in the registration statement, including the financial statements where necessary.

10. Further, to extend the original offering period beyond the latest extension contemplated in the original prospectus (or beyond the 270 days), you would need to file a post-effective amendment to notify all persons who have subscribed to the offering of the extension of the offering period and inform the purchasers that their money will be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to the issuer that they wish to subscribe to the extended offer. In the event the purchasers do not make such an affirmative statement prior to the date upon which the original offering would terminate, you must promptly refund all of the funds to the subscribers. If you

intend to extend the original offering period beyond the latest extension contemplated in the original prospectus please amend your registration statement to state that you will notify your subscribers to the offering if the offer is extended beyond the 270 days. In that case, please also revise your disclosure to advise subscribers that their money will be refunded unless they make an affirmative statement to the company that they wish to subscribe to the extended offer.

11.   We note your statement that the selling shareholders may sell shares "at prevailing market prices or privately negotiated prices on the OTCBB or other applicable exchange." Item 501(b)(3) requires a price range or the formula or method to be used to calculate the price. Since there currently is no market for your shares, please revise to state that the selling shareholders will sell at a fixed price of $x.xx per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

12.   Please revise the cover page to provide a page number for the cross-reference to the risk factors section. See Item 501(b)(5) of Regulation S-K.

Inside Front Cover Page

13.   Please revise your filing to provide a reasonably detailed table of contents. See Item 502(a) of Regulation S-K.

Prospectus Summary, page 4

14.   Please provide, either on the inside front cover page or in the summary section, the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

The Company, page 4

15.   In this section, please clearly explain the current nature of your business. Discuss the interests you hold, the nature of those interests and when and how you obtained those interests. In this regard, we note the disclosure in Note 1 to the financial statements that you acquired a 1.28571% interest in three wells located in Pottawatomie, Oklahoma. Disclose in sufficient detail the holders of the other interests, what those wells are producing, if anything, your rights and responsibilities, and your anticipated revenues from your 1.28571% interest. Discuss whether you have any written agreements covering your interests, and file these as exhibits. In addition, provide similar clarifying disclosure in the "Business" section on page 18. We may have further comments.

16.   We note your statement that "[you] do not intend to hire any employees for the next twelve months and unless and until [you] have proven reserves." Please add

further risk factor disclosure regarding the possible risks associated with this intention, especially in light of the fact that Mr. Beaudette only provides the company with 20 hours a week and is the company's only officer and that you have no other employees.

Convertible Securities, page 5

17.   We note that the convertible note is convertible "by the Company in full upon the filing of any Registration Statement on Form S-1." Please indicate in the summary section as well as throughout the registration statement that the convertible note is convertible upon the filing or upon the effectiveness of a registration statement on Form S-1; clarify throughout the filing who can convert the note into common stock; and whether, upon the filing or effectiveness of this registration statement, "the Company" will be able to convert the note and the implication of this on current and future shareholders of the company.

Risk Factors, page 5

18.   Please ensure that the risk factors section immediately follows the summary section. See Item 503(c).

19.   We note that some of the risk factors lack a subcaption; have a subcaption that does not relate or describe the risk factor that it precedes; or have a subcaption that appears to be part of another section unrelated to the risk factors section. Set forth each risk factor under a subcaption that adequately describes each risk.

20.   Please significantly revise the risk factors discussion to make it applicable to you and the securities being offered at the time of the effectiveness of the registration statement. We note that a number of the risk factors speak of situations to which the company does not currently find itself. For example, we note the following statements that need substantiation or clarification:

- "Our revenues, profitability and future growth and the carrying value of our properties…" (page 5). Also, "Our recent growth is due to the acquisitions of our leased properties…" (page 6). Also, "The operation of our wells…" Also, "The marketability of our oil and gas production…" Explain what you mean by "our property", "acquisitions of our leased properties", "our wells" and "our oil and gas production" given that it appears you only have a 1.28571% interest in three wells.
- "In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices…" (page 6). Explain what type of review you performed, and what you consider to be industry practices.
- "If our future revenues decrease due to lower oil and gas prices, decreased

production or other reasons, and if we could not obtain capital through our senior revolving credit facility or otherwise, our ability to execute our development and acquisition plans, and replace our reserves or maintain production levels could be greatly limited…" (page 7). Clarify whether you have any revenues currently, whether you currently have a senior revolving credit facility, and whether you have any reserves or production levels to replace or maintain.

This list is not exhaustive. We may have further comments.

21.   We note your statement that "[i]n the event that shares of our Common Stock become publicly traded, the trading price of our Common Stock could decline due to any of these risks, and [the investor] may lose all or part of [his or her] investment." Please revise the statement so it does not limit the possibility that the trading price of our Common Stock could decline and the investor may lose all or part of his or her investment only in the event the shares of your common stock become publicly traded.

22.   Your risk factors state in various places that "there can be no assurance," "we are unable to predict," "there can be no guarantee," or use similar language, when the real risk is not your inability to give assurance, predict, or guarantee, but the underlying situation. Please revise to eliminate all such language from this section. Further, please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses "beyond our control" and "unavoidable under the circumstances" from the risk factors section.

23.   Do not present risks that could apply to any issuer or any offering. For example, in the risk factor, The Company's Stock Price May be Volatile, the possible volatility in the price of the common stock is dependent on situations that do not apply to the company, in particular, addition or departures of key personnel, where the company only has one officer and no employees, and the mention of market fluctuations where no market for the securities currently exists.

The marketability of our oil and gas production depends on…, page 7

24.   You reference "interruptible or short-term transportation agreements." Please file these agreements as exhibits. If you do not have any agreements, please delete the reference to any such agreements.

We Depend Substantially on the Continued Presence of Key Personnel…, page 7

25.   We note the statement indicating your dependence on "key members of our existing management" and "existing executive officers or key employees." Further, we note that you have no employees and only one executive officer who

also serves as a director. Please revise the risk factor so it accurately presents a risk that applies to the company. In your revision, disclose Mr. Beaudette's business background, which we note to be in the media and entertainment field only.

The Company's Stock Price May be Volatile, page 10

26.   We note that you address possible volatility in the price of your common stock due to the "limited 'public float' following the Reorganization." Please revise your disclosure throughout the registration statement to discuss any planned reorganization and provide further risk factor disclosure and discussion regarding the affects on current and future shareholders.

The Elimination of Monetary Liability Against the Company's…, page 11

27.   We note your statement that "[t]he Company's certificate of incorporation does not contain any specific provisions that eliminate the liability of directors for monetary damages to the Company and the Company's stockholders; however, the Company is prepared to give such indemnification to its directors and officers to the extent provided by Nevada law." Please modify your disclosure to accurately describe what is found in the company's articles of incorporation, in particular in Article 10 where the company specifically indemnifies its officers and directors. To the extent the articles provided as Exhibit 3 are not accurate, provide further disclosure on how the company can provide indemnification to its directors and officers without a specific provision in the company's articles of incorporation.

28.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete references to forward-looking statements or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Plan of Distribution; Terms of the Offering, page 12

29.   Describe further the "offering conditions" that must be satisfied to complete the offering.

30.   Please disclose, if true, that Mr. Beaudette's is not a broker-dealer or an affiliate of a broker-dealer.

Selling Security Holders, page 13

31.   We note your statement that, "the selling shareholder has been advised." Please revise to indicate that more than one selling shareholder will participate in the offering.

32.   We note that Kenan Williams will hold 100,000 shares before the offering, will offer 100,000 shares in the offering, and will have 100,000 shares after the offering. Please revise to accurately calculate the number of shares held before and after the offering.

33.   Your table of selling stockholders includes the names of several entities that are not natural persons. For each of these entities, please revise the disclosure to identify the natural persons who have voting or investment control with regard to the shares held by these entities. You may do this by adding footnotes to the table of selling stockholders.

34.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
   - the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   - at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
   Please revise as appropriate.

Section 15(g) of the Exchange Act, page 15

35.   We note your statements that "Rules 15g-1 through 15g-6 apply to brokers-dealers, they do not apply to us…" and "Again, the foregoing rules apply to broker/dealers. They do not apply to us in any manner whatsoever." Please revise to clarify that the rules apply to broker-dealers effecting transactions in your stock.

Description of Securities, page 17

36.   We note your statement that "[t]hat there are no provisions in our charter or by-laws that would delay, defer or prevent a change in our control." We also note the section and disclosure that follows on the same page regarding "[c]ertain anti-takeover provisions in our Articles of Incorporation may make a change in control

of the Company more difficult…." Please reconcile the apparent conflict in disclosure to accurately reflect what is contained in the company's articles of incorporation.

The Business

Overview, page 18

37.	We note you believe the Company has a strong financial position given the lack of debt and significant cash position. Tell us how you have concluded your financial position is strong or your cash balance of $6,109 is significant, and specifically disclose how you intend to use this strong position to create value for shareholders. Alternatively, revise your disclosure to more accurately reflect your financial position.

38.	Furthermore, we note your statement that "We intend to use this strong position to create value for the shareholders, whether it be in the form of a merger with a public or private company, or a significant acquisition or sale." Given your apparent intent to engage in a merger or acquisition with an unidentified company or companies, please provide us with a detailed analysis as to why you are not a blank check company subject to Rule 419 of the Securities Act.

Initial Opportunity, page 18

39.	Please specifically disclose the factual basis for, and the context of, the statements you make regarding your business. Revise your disclosure as necessary to remove all beliefs and assertions that cannot be substantiated on a reasonable basis. Where you describe an intended course of action, discuss the steps needed and your resources available to effect implementation. Some examples of statements that need substantiation include, but are not limited to, the following:

- the Nancy Hubbard well "is in production right now and we plan on increasing this well by five fold"
- "[t]he Krouch well is very interesting as we will deepen the well down to the 1st"
- "the Wilcox zone is a very prolific formation in a known Oil production area"
- "experience in the area suggests the possibility of oil &/or gas and some producible water from this horizon"
- "[i]f viable production is found from the Simpson Dolomite in the Krouch #1, the Krouch #2 is also a probable candidate for re-entry and deepening," and,
- "[p]ossible limited production, probably oil, might be achieved from this horizon which shows good SP along with 13 ohms".

Also, supplementally provide the staff with copies of all source material utilized for your substantiation of these and any similar statements.

40.   We note your anticipated initial projects will consist of three well re-works where you will be able to participate in a 50% working interest therein. Following this paragraph, there appears to be four wells described in your disclosure. We also note in Note 14 to your financial statements on page F-12 that you have acquired a 1.28571% working interest in three wells located in Pottawatomie, Oklahoma in exchange for $10,000. Please revise your disclosure to clarify your working interest percentages and the number of wells in which you have a working interest.

41.   We note your disclosure that although there are no other logging parameters across this zone of interest, experience in the area suggests the possibility of oil &/or gas and some producible water from this horizon. Please revise your disclosure to remove this language or provide credible evidence to support your conclusions.

Oil and Natural Gas Reserves, page 19

42.   We note your disclosure regarding proved reserves, supplemental oil and gas disclosures, engagement of independent petroleum engineering firms to prepare estimates, and pre-tax 10% Present Value of Future Net Revenues. It does not appear that you have proved reserves or that any of these items are included in your filing nor are they applicable to your current operations. Please revise your disclosure to accurately reflect your current stage of business operations.

Information With Respect to Registrant, page 20

43.   Please modify this section to follow the requirements of Item 303 of Regulation S-K. Please label this section to reflect that the disclosure includes the management's discussion and analysis of financial condition and results of operations. In your revision, ensure that all sections required to be included are clearly included in the MD&A, in particular, move the section on Results of Operations so it is within the MD&A section. Further, remove any implication that the MD&A does not include all information required pursuant to Item 303, in particular, your statement that "th[e] discussion summarizes the significant factors affecting our operating results, financial conditions and liquidity and cash-flow since inception" in your introduction to this section.

Critical Accounting Policies, page 20

44.   You state that significant estimates and assumptions evaluated by the Company include recoverability of oil and gas properties, stock-based compensation and

deferred income tax asset valuation allowances. The disclosure that follows includes discussion of oil and gas properties and stock-based compensation. However, we were unable to find discussion of management's evaluation of significant estimates and assumptions related to deferred income tax asset valuation allowances. If applicable, please expand your disclosures to include this discussion.

45.   Your financial statements and related footnotes indicate no stock options or warrants have been issued. Therefore, it appears a discussion of estimates and assumptions related to stock-based compensation is not relevant at this time. Please revise your disclosure, if true.

46.   We note your disclosure of estimates and assumptions related to the accounting for the recoverability of your oil and gas properties focuses on the accounting for proved properties. As you do not have proved reserves at this time, please revise your disclosure to focus on management's evaluation of estimates and assumptions related to the recoverability of unproved properties.

Liquidity and Capital Resources

Strategic Alignment, page 22

47.   You state that "We have secured through the alignment with our strategic partnerships a unique ability to analyze and operate both our existing properties and future potential acquisitions." Please clarify the nature of these strategic partnerships and file any written agreements relating to these partnerships.

Risk Management, page 22

48.   We note your statement that you "have used commodity price derivatives in the past to reduce your exposure to price fluctuations." Please provide further disclosure regarding the use of commodity price derivatives since your inception in June 2009, including the purpose of such use given you are currently not producing commodities.

Limited Operating History; Need for Additional Capital, page 22

49.   Revise your disclosure to quantify the amount of capital required to execute your plan of operations. Also, we note your disclosure regarding Phase I and II and a third phase. Please revise your disclosure to specifically define each phase and how each phase impacts your plan of operations.

Liquidity and Capital Resources, page 24

50.   Please revise or tell us why this disclosure, along with your Off-Balance Sheet
        Arrangements are included after your initial Liquidity and Capital Resources
        disclosure on page 22.

51.   Please explain your statement that "Management believes [proceeds] will
        continue to be, sufficient to keep the operations funded and the business plan
        moving forward." Given your prior discussion regarding lack of revenues, please
        clarify to what business plan you are referring.

Directors, Executive Officers, Promoters and Executive Officers, page 24

52.   Expand the biographical sketch for Mr. Beaudette to identify the entities with
        which he was employed and to specify with precision his business experience for
        the last five years, leaving no gaps as to time. In addition, revise the section
        heading to accurately describe the section.

Executive Compensation, page 24

53.   Revise your summary compensation table to include the total compensation. In
        addition, provide an analysis as to why you should not include the 5,000,000
        shares given to Mr. Beaudette as part of his compensation.

54.   Please file the Management Agreement as an exhibit.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, page 26

55.   We note that you are not currently subject the reporting requirements of Section
        16(a) of the Exchange Act because you do not have a class of equity securities
        registered pursuant to Section 12 of the Exchange Act. Please remove this
        section.

Security Ownership of Certain Beneficial Owners and Management, page 26

56.   Please disclose the natural persons who have voting and investment control over
        the shares beneficially owned by Blue Lagoon Capital.

Balance Sheet, page F-4

57.   Please remove the Nature of Operations and Continuance of Business (Note 1) at
        the bottom of this page.

Note 3. Summary of Significant Accounting Policies, page F-8

(d) Oil and Gas Properties, page F-9

58.   We understand you account for your oil and gas activities under the full cost
        method, in which all costs associated with the acquisition and exploration of oil
        and gas properties should be capitalized under Regulation S-X, Rule 4-10(c)(2).
        Your disclosures on page 23 within the Results of Operations section describe
        certain amounts expensed during the period ending June 30, 2009 that relate to the
        acquisition of oil and gas properties. Please provide us with further details
        regarding the nature of these expenses and tell us why these amounts have not
        been capitalized under the full cost method.

(e) Asset Retirement Obligations, page F-9

59.   We note you have not accounted for any asset retirement obligations as of June
        30, 2009. However, we note that your working interest relates to certain wells
        that have been drilled. Please tell us why you believe an asset retirement
        obligation has not been incurred or is required to be accounted for in your
        financial statements as of June 30, 2009. To further our understanding, please tell
        us what legal or contractual obligations you have to plug or otherwise retire or
        dismantle the equipment associated with these wells.

Note 5. Convertible Note Payable, page F-12

60.   We note your convertible promissory note in the amount of $40,000 is due on
        demand, and therefore should be classified as a current liability on your balance
        sheet. Please revise your balance sheet to reflect this reclassification or tell us
        why it should not be classified as a current liability. Refer to paragraph 8 in
        Chapter 3 of ARB No. 43.

Item 15. Recent Sales of Unregistered Securities, page II-2

61.   We note your sale of 175,000 shares to eight corporations in exchange for gross
        proceeds of $14,000, along with an award to those same entities of an additional
        175,000 shares. Tell us why this transaction would not be considered 350,000
        shares for proceeds of $14,000 and how you accounted for this share issuance.
        Also, tell us how the amount of these shares reconcile to your Subsequent Events
        disclosure on page F-13 that states you issued 2.8 million common shares for
        $14,000 in July 2009.

62.   Provide the date of sale of the unregistered securities. See Item 701(a) of
        Regulation S-K.

Item 17. Undertakings, page II-3

63.   Please include the undertakings provided in Item 512(a)(6) of Regulation S-K.

Signatures, page II-5

64.   Please obtain the signature of your principal financial officer or controller or identify your sole executive officer as such.

Exhibit 5.1

65.   We note counsel's statement that "[it] undertake[s] no, and hereby disclaim[s] any, obligation to make any inquiry after the date hereof or to advise you of any changes in any matter set forth herein, whether based on a change in the law, a change in any fact relating to the Company or any other person or any other circumstance." Please obtain and file a legal opinion that speaks as of the date of effectiveness and does not disclaim the obligation to update the information between the time the opinion is signed and the effectiveness of the registration statement.

Exhibit 23.1

66.   In your amended filing, please update the date of your auditor's consent. It appears the date of the current consent of August 17, 2009 is incorrect as the audit opinion is dated August 28, 2009.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of
a registration statement. Please allow adequate time after the filing of an amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

       You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202)
551-3717 if you have questions regarding comments on the financial statements and
related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-
3611 with any other questions.

                                                      Sincerely,

                                                      Anne Nguyen Parker
                                                      Branch Chief

cc: Luis Carrillo
       (619) 330-1888